

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2020

Terry Considine
Chief Executive Officer
Apartment Income REIT Corp.
4582 South Ulster Street, Suite 1700
Denver, CO 80237

> **Re: Apartment Income REIT Corp.**
> **Registration Statement on Form 10-12B**
> **Filed November 5, 2020**
> **File No. 001-39686**

Dear Mr. Considine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12B filed on November 5, 2020

Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations, page 77

1. We note your adjustment (B). It appears that you have also excluded gains on dispositions of real estate for properties sold in 2019. Please revise your footnote to clarify that your adjustment also relates to properties sold in 2019. Please clarify for us and revise your filing to state if you have also removed the results of operations of the properties sold in 2019.

Unaudited Pro Forma Non-GAAP Financial Measures, page 79

2. We note that your reconciliation between Net Income and Adjusted EBITDAre on page 80 includes a line item labeled Pro forma adjustment, net. Please tell us and revise your filing to quantify and clarify the nature of the items within this line item.

<u>Non-GAAP Measures, page 94</u>

3.   We note that your reconciliation from Net (loss) income to Adjusted EBITDAre on the top of page 100 includes a line item labeled Other adjustments, net. Please revise footnote (1) to this table to quantify the items that comprise this line item.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction